File No. 333-19385

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:               THE FIRST TRUST GNMA
                                        REINVESTMENT INCOME TRUST,
                                        SERIES 72 & SERIES 73

B.   Name of Depositor:                 NIKE SECURITIES L.P.

C.   Complete Address of                1001 Warrenville Road
     Depositor's Principal              Lisle, Illinois  60532
     Offices:

D.   Name and Complete Address          NIKE SECURITIES L.P.
     of Agents for Service:             Attention: James A. Bowen
                                        1001 Warrenville Road
                                        Lisle, Illinois  60532

                                        CHAPMAN AND CUTLER
                                        Attention: Eric F. Fess
                                        111 West Monroe Street
                                        Chicago, Illinois  60603

E.   Title of Securities                An indefinite number
     Being Registered:                  of units pursuant to Rule
                                        24f-2 promulgated under
                                        the Investment Company
                                        Act of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:                As soon as practicable
                                        after the effective date
                                        of the Registration
                                        Statement.

   :XXX: Check box if it is proposed that this filing will become effective on March 12, 1998 at 2:00 p.m.
          pursuant to Rule 487.
            THE FIRST TRUST GNMA REINVESTMENT INCOME TRUST,

                           SERIES 72 & 73

                      Cross Reference Sheet

Pursuant to Rule 404(c) of Regulation C Under the Securities Act
                             of 1933

(Form N-8B-2 Items Required by Instruction 1 as to Prospectus on
                            Form S-6)


Form N-8B-2 Item Number            Form S-6 Heading in Prospectus


           I.     ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of Trust

     (b)  Title of securities issued       Prospectus Part I -
                                           Front Cover Page

2.   Name and address of Depositor         Summary of Essential
                                             Information;
                                          Information as to
                                          Sponsor, Trustee and
                                          Evaluator

3.   Name and address of Trustee           Summary of Essential
                                             Information
                                           Information as to
                                           Sponsor, Trustee and
                                           Evaluator

4.   Name and address of principal         Information as to
     underwriter                           Sponsor, Trustee and
                                           Evaluator

5.   Organization of Trust                 What is the First
                                           Trust GNMA Series?

6.   Execution and termination of          What is the First
     Trust Agreement                       Trust GNMA
                                           Series?; Other
                                           Information

7.   Changes of name                          *

8.   Fiscal year                              *

9.   Litigation                               *



  II.    GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE
                              TRUST

10.  General information regarding         What is the First
     Trust's securities                    Trust GNMA
                                           Series?; Public
                                           Offering; Rights of
                                           Unit Holders;
                                           Information as to
                                           Sponsor, Trustee and
                                           Evaluator; Other
                                           Information

11.  Type of securities comprising         Prospectus Front Cover
     units                                 Page; What is the
                                           First Trust GNMA
                                           Series?; Portfolio

12.  Certain information regarding            *
     periodic payment certificates

13.  (a)  Load, fees, expenses, etc.       Prospectus Front Cover
                                           Page; Special Trust
                                           Information; What is
                                           the First Trust
                                           GNMA Series?;
                                           Rights of Unit
                                           Holders; What are the
                                           Expenses and Charges?

     (b)  Certain information regard-         *
          ing periodic payment
          certificates

     (c)  Certain percentages              Prospectus Front Cover
                                              Page
                                           Summary of Essential
                                           Information; What is
                                           the First Trust
                                           GNMA Series?;
                                           Public Offering

     (d)  Certain other fees, etc.         Rights of Unit Holders
          payable by holders

     (e)  Certain profits receivable       Public Offering;
          by depositor, principal             Portfolio
          underwriter, trustee or
          affiliated persons

     (f)  Ratio of annual charges to          *
          income

14.  Issuance of Trust's securities        Rights of Unit Holders

15.  Receipt and handling of payments         *
     from purchasers

16.  Acquisition and disposition of        What is the First
     underlying securities                 Trust GNMA
                                           Series?; Information
                                           as Sponsor, Trustee
                                           and Evaluator

17.  Withdrawal or redemption              Public Offering;
                                           Rights of Unit
                                           Holders

18.  (a)  Receipt and disposition          Prospectus Front Cover
          of income                        Page; Rights of Unit
                                           Holders

     (b)  Reinvestment of                  Rights of Unit Holders
          distributions

     (c)  Reserves or special funds        What is the First
                                           Trust GNMA
                                           Series?; Rights of
                                           Unit Holders

     (d)  Schedule of distributions           *

19.  Records, accounts and reports         Rights of Unit Holders

20.  Certain miscellaneous provisions      Information as to
     of Trust Agreement                    Sponsor, Trustee and
                                           Evaluator; Other
                                           Information

21.  Loans to security holders                *

22.  Limitations on liability              What is the First
                                           Trust GNMA
                                           Series?; Information
                                           as to Sponsor,
                                           Trustee and Evaluator

23.  Bonding arrangements                  Contents of
                                           Registration
                                           Statement

24.  Other material provisions of             *
     Trust Agreement.


    III.   ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF
                            DEPOSITOR

25.  Organization of Depositor             Information as to
                                           Sponsor, Trustee and
                                           Evaluator

26.  Fees received by Depositor               *

27.  Business of Depositor                 Information as to
                                           Sponsor, Trustee and
                                           Evaluator

28.  Certain information as to offi-          *
     cials and affiliated persons
     of Depositor

29.  Voting securities of Depositor           *

30.  Person controlling Depositor             *

31.  Payments by Depositor for                *
     certain services rendered to
     Trust

32.  Payments by Depositor for                *
     certain services rendered
     to Trust

33.  Remuneration of employees of             *
     Depositor for certain services
     rendered to Trust

34.  Remuneration of other persons            *
     for certain services rendered
     to Trust


        IV.    DISTRIBUTION AND REDEMPTION OF SECURITIES

35.  Distribution of Trust's securi-       Public Offering
     ties by states

36.  Suspension of sales of Trust's           *
     securities

37.  Revocation of authority to               *
     distribute

38.  (a)  Method of distribution           Public Offering

     (b)  Underwriting agreements          Public Offering

     (c)  Selling agreements               Public Offering

39.  (a)  Organization of principal        Information as to
          underwriter                      Sponsor, Trustee and
                                           Evaluator

     (b)  NASD membership of princi-       Information as to
          pal underwriter                  Sponsor, Trustee and
                                           Evaluator

40.  Certain fees received by                 *
     principal underwriter

41.  (a)  Business of principal            Information as to
          underwriter                      Sponsor, Trustee and
                                           Evaluator

     (b)  Branch offices of principal         *
          underwriter

     (c)  Salesmen of principal               *
          underwriter

42.  Ownership of Trust's securities          *
     by certain persons

43   Certain brokerage commissions            *
     received by principal under-
     writer

44.  (a)  Method of valuation              Prospectus Front Cover
          Summary of Essential             Page; What is the
          Information                      First Trust
                                           GNMA Series?;
                                           Public Offering

     (b)  Schedule as to offering          *
          price

     (c)  Variation in offering            Public Offering
          price to certain
          persons

45.  Suspension of redemption rights          *

46.  (a)  Redemption valuation             Rights of Unit Holders

     (b)  Schedule as to redemption           *
          price

47.  Maintenance of position in            Public Offering
     underlying securities                 Rights of Unit Holders


     V.     INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of        Information as to
     Trustee                               Sponsor, Trustee and
                                           Evaluator

49.  Fees and expenses of Trustee          What is the First
                                           Trust GNMA
                                           Series?

50.  Trustee's lien                        What is the First
                                           Trust GNMA
                                           Series?


VI.    INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51.  Insurance of holders of Trust's          *
     securities


                   VII.   POLICY OF REGISTRANT

52.  (a)  Provisions of Trust agree-       Rights of Unit Holders
          ment with respect to selec-
          tion or elimination of
          underlying securities

     (b)  Transactions involving              *
          elimination of underlying
          securities

     (c)  Policy regarding substitu-       Rights of Unit Holders
          tion or elimination of
          underlying securities

     (d)  Fundamental policy not              *
          otherwise covered

53.  Tax status of Trust                   What is the First
                                           Trust GNMA
                                           Series?


          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during                *
     last ten years

55.

56.  Certain information regarding            *
     periodic payment plan certificates
57.

58.

59.  Financial statements (Instruc-        Opinion of Independent
     tions 1(c) to Form S-6)               Auditors; Statement of
                                           Net Assets of the
                                           Trusts

* Inapplicable, answer negative or not required.

The First Trust (registered trademark)

                  GNMA Reinvestment Income Trust "GRIT"
               Series 72                        Series 73

The First Trust GNMA Reinvestment Income Trust consists of the underlying separate unit investment trusts designated as The First Trust GNMA Reinvestment Income Trust, Series 72 ("Series 72") and The First Trust GNMA Reinvestment Income Trust, Series 73 ("Series 73"). Series 72 and Series 73 may individually be referred to herein as a "Trust" or collectively as the "Trusts." Each Trust consists of a portfolio of taxable mortgage-backed securities of the fully modified pass-through type, the payments of principal and interest on which are fully guaranteed by the Government National Mortgage Association ("GNMA"), including so-called "Ginnie Mae IIs," delivery statements relating to contracts for the purchase of certain such securities and an irrevocable letter of credit (the "Securities" or "Ginnie Maes"). All of the Securities in the Trust consist of pools of mortgages on 1- to 4-family dwellings with terms of up to 30 years with the Securities contained in Series 72 having a stated coupon rate of 8% and the Securities contained in Series 73 having a stated coupon rate of 9%.


The Objective of each Trust is monthly distributions of interest through an investment in a portfolio of Ginnie Maes. With the deposit of the Securities in the Trusts on March 12, 1998, the Initial Date of Deposit, the Sponsor established a percentage relationship between the principal amount of Ginnie Maes of specified interest rates and ranges of maturities in each Trust. From time to time, following the Initial Date of Deposit, the Sponsor may create additional Units in a Trust by depositing in such Trust additional Securities or cash (including a letter of credit) with instructions to purchase additional Securities. Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of such Trust. Any deposit by the Sponsor of additional Securities, or the purchase of additional Securities pursuant to a cash deposit, will maintain, as nearly as is practical, the original percentage relationship between the principal amounts of Ginnie Maes of specified interest rates and ranges of maturities in the original Portfolio of the Trust. Precise duplication of this original percentage relationship may not be possible because fractions of Ginnie Maes may not be purchased and identical securities may not be available, but duplication will continue to be the goal in connection with the deposit of any such additional Securities.


The guaranteed payment of principal and interest afforded by Ginnie Maes may make an investment in the Trusts particularly well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. In addition, the ability to buy single Units (minimum purchase $1,000, $500 for tax-deferred retirement plans such as IRA accounts) during the initial offering period enables such investors to tailor the dollar amount of their purchases of Units to take the maximum possible advantage of the annual deductions available for contributions to such plans. Investors should consult with their tax advisers before investing. See "The First Trust GNMA Reinvestment Income Trust-Are Investments in the Trusts Eligible for Retirement Plans?"

Reinvestment of Principal by the Trusts. In an effort to minimize the effect of principal payments and prepayments during the period when, in the Sponsor's opinion, such reinvestment is practical (the "Reinvestment Period"), the Sponsor will direct the Trustee to reinvest all distributions of principal (except for principal distributions used to meet expenses or deferred sales charge payments, if any) into additional Ginnie Maes which are similar as to maturity and interest rates as the Securities upon which the principal

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


              The date of this Prospectus is March 12, 1998 was received. The Sponsor currently expects the Reinvestment Period for each Trust to last 9-11 years from the Initial Date of Deposit. There may be times in which such reinvestment will not be feasible because additional Ginnie Maes are not available or for other reasons described herein. Semi-annually, amounts in the Principal Account which cannot be reinvested during the Reinvestment Period will be distributed to Unit holders unless the amount available for distribution is less than $1.00 per 100 Units.

UNITS OF THE TRUSTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.

For Information on Estimated Current Return (if applicable) and
Estimated Long-Term Return, see "Special Information" for each Trust. Estimated cash flows for the Trusts are available upon request at no charge from the Sponsor.


The Public Offering Price per Unit during the initial offering period is equal to the aggregate offering price of the Securities in a Trust divided by the number of Units outstanding plus an initial sales charge equal to the difference between the maximum sales charge of 4.25% of the Public Offering Price and the maximum remaining deferred sales charge, initially $.325 per Unit. Commencing on March 19, 1999, and on the twentieth business day of each month thereafter (or if such day is not a business day, on the preceding business day) through July 20, 1999, a deferred sales charge of $.065 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from proceeds received on principal distributions, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 4.25% of the Public Offering Price (equivalent to 4.301% and 4.306% of the net amount invested, exclusive of the deferred sales charge for Series 72 and Series 73, respectively). In addition, on transactions entered into for settlement after March 17, 1998, there will be added an amount equal to accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. Upon completion of the deferred sales charge period, the secondary market Public Offering Price per Unit for a Trust will not include deferred payments, but will instead include only a one-time initial sales charge of 4.25% of the Public Offering Price (equivalent to 4.439% of the net amount invested). See "Public Offering-How is the Public Offering Price Determined?", particularly for the method of evaluation.


Each Unit represents an undivided interest in the principal and net income of a Trust in the ratio of one Unit for each $10.00 principal amount of Securities initially deposited in such Trust.


Monthly Distributions of interest received by a Trust will be paid in cash unless the Unit holder elects to have them automatically reinvested as described under "The First Trust GNMA Reinvestment Income Trust-How Can Distributions to Unit Holders be Reinvested?" Monthly distributions will be made on the last day of each month to all Unit holders of record on the first day of such month, commencing with the First Distribution on April 30, 1998. During the Reinvestment Period, it is each Trust's objective that distributions will consist entirely of interest. Amounts of principal which the Trustee is unable to reinvest during the Reinvestment Period will be distributed on June 30 and December 31 to all Unit holders of record on June 1 and December 1, respectively. After completion of the Reinvestment Period, amounts of principal will be distributed in the same manner as monthly distributions of interest income.


The Sponsor, although not obligated to do so, intends to maintain a market for the Units of the Trusts at prices based upon the aggregate offering price of the Securities in the respective Trust during the initial offering period and at prices based upon the aggregate bid price of the Securities in the respective Trust after the initial offering period. In the absence of such a market, a Unit holder will nonetheless be able to dispose of the Units through redemption at prices based upon the bid prices of the underlying Securities (see "Rights of Unit Holders-How May Units be Redeemed?").

Risk Factors. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the volatility of interest rates and the early return of principal if reinvestment is not practical. See "What is the First Trust GNMA Reinvestment Income Trust?-Risk Factors."

                                         Summary of Essential Information


                At the Opening of Business on the Initial Date of Deposit
                                         of the Securities-March 12, 1998


              Sponsor:   Nike Securities L.P.
              Trustee:   The Chase Manhattan Bank
            Evaluator:   Securities Evaluation Service, Inc.

                                                                                       The First Trust     The First Trust
                                                                                       GNMA                GNMA
                                                                                       Reinvestment        Reinvestment
                                                                                       Income Trust        Income Trust
                                                                                       Series 72           Series 73
                                                                                       ________________    _______________
General Information
Principal Amount of Securities in the Trust                                            $1,103,960          $1,063,594
Initial Number of Units                                                                   110,396             106,359
Fractional Undivided Interest in the Trust per Unit                                     1/110,396           1/106,359
Public Offering Price:
       Aggregate Offering Price Evaluation of Securities in the Portfolio (1)          $1,155,708          $1,157,323
       Aggregate Offering Price Evaluation per Unit                                    $  10.4687           $ 10.8813
       Maximum Sales Charge of 4.25% of the Public Offering Price per Unit
         (4.301% and 4.306% of the net amount invested, exclusive of the deferred
           sales charge for Series 72 and Series 73, respectively) (2)                 $    .4503           $   .4685
       Less Deferred Sales Charge per Unit                                             $   (.3250)          $  (.3250)
       Public Offering Price per Unit (2)                                              $  10.5940           $ 11.0248
Sponsor's Initial Repurchase Price per Unit                                            $  10.1437           $ 10.5563
Redemption Price per Unit                                                              $  10.1375           $ 10.5500
Excess of Public Offering Price per Unit Over Redemption Price per Unit (3)            $    .4565           $   .4748
Excess of Sponsor's Initial Repurchase Price per
    Unit Over Redemption Price per Unit (3)                                            $    .0062           $   .0063
Maximum Supervisory Fee per Unit Outstanding (4)                                       $    .0015           $   .0015
Evaluator's Annual Fee per Unit Outstanding (5)                                        $    .0030           $   .0030
Estimated Annual Amortization of Organizational and Offering
    Costs per Unit Outstanding (6)                                                     $    .0020           $   .0020

_________

(1) Each Security is valued at the aggregate offering price thereof.

(2) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering" for additional information regarding these charges. During the initial offering period, Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from proceeds received on principal distributions, if sufficient, or from the periodic sale of Securities. Commencing on July 21, 1999, the secondary market sales charge will not include deferred sales charge payments but will instead include only a one-time initial sales charge of 4.25% of the Public Offering Price. On the Initial Date of Deposit there will be no accrued interest in the Interest Account. Anyone ordering Units after such date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date.

(3) See "Rights of Unit Holders-How May Units be Redeemed?"

(4) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0010 per Unit.

(5) In addition, the Evaluator will receive $0.25 per evaluation for each issue of underlying Securities in a Trust in excess of 50 issues
(treating separate maturities as separate issues).

(6) Each Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering costs will be charged off over a period not to exceed five years from the Initial Date of Deposit. See "What are the Expenses and Charges?" and "Statements of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.


First Settlement Date                                          March 17, 1998
Mandatory Termination Date                                  December 31, 2047
Discretionary Liquidation Amount             A Trust may be terminated if the
                                             principal amount thereof is less
                                             than the lower of $2,000,000 or
                                             40% of the total principal
                                             amount of Securities deposited
                                             in such Trust during the initial
                                             offering period.


  Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally

  4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

                               FEE TABLES

These Fee Tables are intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public
Offering" and "What are the Expenses and Charges?" Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

                                                                     SERIES 72
                                                                                                             Amount
                                                                                                             per Unit
                                                                                                             ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
   (as a percentage of public offering price)                                              1.18%(a)          $.1253
Deferred sales charge
   (as a percentage of public offering price)                                              3.07%(b)           .3250
                                                                                           ________          ________
                                                                                           4.25%             $.4503
                                                                                           ========          ========

Estimated Annual Trust Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                              .089%             $.0092
Portfolio supervision, bookkeeping, administrative, amortization
    of organizational and offering costs and evaluation fees                               .072%              .0075
Other operating expenses                                                                   .083%              .0087
                                                                                           ________          ________
   Total                                                                                   .244%             $.0254
                                                                                           ========          ========

                                                           Example
                                                           _______
                                                                              Cumulative Expenses Paid for Period:
                                                                  1 Year         3 Years        5 Years        10 Years
                                                                  ______         _______        _______        _______
An investor would pay the following expenses on a $1,000
investment, assuming the Series 72 has an estimated operating expense ratio of .244% and a 5% annual return on the investment
throughout the periods                                            $ 45           $ 50           $ 56           $ 73


                                                                   SERIES 73
                                                                                                             Amount
                                                                                                             per Unit
                                                                                                             ________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
   (as a percentage of public offering price)                                              1.30%(a)          $.1435
Deferred sales charge
   (as a percentage of public offering price)                                              2.95%(b)           .3250
                                                                                           ________          ________
                                                                                           4.25%             $.4685
                                                                                           ========          ========

Estimated Annual Trust Operating Expenses
     (as a percentage of average net assets)

Trustee's fee                                                                              .085%             $.0092
Portfolio supervision, bookkeeping, administrative, amortization
    of organizational and offering costs and evaluation fees                               .069%              .0075
Other operating expenses                                                                   .081%              .0087
                                                                                           ________          ________
   Total                                                                                   .235%             $.0254
                                                                                           ========          ========

                                                           Example
                                                           _______
                                                                  Cumulative Expenses Paid for Period:
                                                                  1 Year         3 Years        5 Years        10 Years
                                                                  ______         _______        _______        _______
An investor would pay the following expenses on a $1,000
investment, assuming the Series 73 has an estimated operating expense ratio of .235% and a 5% annual return on the investment
throughout the periods                                            $ 45           $ 50           $ 56           $ 73

_____________

(a) The Initial Sales Charge is actually the difference between the maximum total sales charge of 4.25% and the maximum remaining deferred sales charge (initially $.325 per Unit).

(b) The actual fee is $.065 per Unit per month, irrespective of purchase or redemption price deducted monthly commencing March 19, 1999 through July 20, 1999. If a Unit holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. Units purchased subsequent to the initial deferred sales charge payment will be subject to the previously collected deferred sales charge payments at the time of purchase and any remaining deferred sales charge payments not yet collected.

These examples assume reinvestment of all dividends and distributions and utilize a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the examples, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The examples should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

             THE FIRST TRUST GNMA REINVESTMENT INCOME TRUST
         SERIES 72                                     SERIES 73

What is the First Trust GNMA Reinvestment Income Trust?

The First Trust GNMA Reinvestment Income Trust consists of the underlying separate unit investment trusts designated as The First Trust GNMA Reinvestment Income Trust, Series 72 and The First Trust GNMA Reinvestment Income Trust, Series 73. The Trusts were created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P. as Sponsor, The Chase Manhattan Bank as Trustee, Securities Evaluation Service, Inc. as Evaluator and First Trust Advisors L.P. as Portfolio Supervisor. On the Initial Date of Deposit, the Sponsor deposited with the Trustee delivery statements relating to contracts for the purchase of taxable mortgage-backed securities of the fully modified pass-through type, and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases (the "Securities" or "Ginnie Maes") including so-called Ginnie Mae IIs. The Trustee thereafter credited to the account of the Sponsor documents evidencing the entire ownership of each Trust. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit holder (which may include the Sponsor) or until the termination of the Trusts pursuant to the Indenture.

The objective of each Trust is monthly distributions of interest through an investment in a portfolio of Securities consisting of Ginnie Maes guaranteed by the Government National Mortgage Association ("GNMA"). Although the Ginnie Maes are backed by the full faith and credit of the United States, the Units of the Trusts, as such, are not backed by such full faith and credit. The Trusts may be an appropriate medium for investors who desire to participate in a portfolio of taxable fixed income securities offering the safety of capital provided by securities backed by the full faith and credit of the United States, but who do not wish to invest the minimum $25,000 which is required for a direct investment in GNMA guaranteed securities. Because additional Securities or cash may be deposited in the Trusts as described herein, the Trusts are not expected to retain their present size and composition. Any additional Securities, or cash with instructions to purchase additional Securities, deposited in a Trust will maintain as nearly as is practical the original percentage relationship between the principal amounts of Ginnie Maes of specified interest rates and ranges of maturities in the original portfolio of such Trust. Precise duplication of the original percentage relationship may not be possible due to the fact that Ginnie Maes of a specific range of maturities and interest rate may not be available and fractions of Ginnie Maes may not be purchased. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the price of the Securities and because a Trust will pay the associated brokerage fees. To minimize this effect, each Trust will try to purchase the Securities as close to the evaluation time or as close to the evaluation price as possible. The Trustee may from time to time retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trusts with respect to acquiring Securities for the Trusts. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

Reinvestment. During the period when, in the opinion of the Sponsor, such reinvestment is practical (the "Reinvestment Period"), the Sponsor will direct the Trustee to reinvest all payments and prepayments of principal (except for principal distributions used to meet expenses or deferred sales charge payments, if any) from the underlying Ginnie Maes into additional Ginnie Mae securities which have similar maturities and interest rates as the Securities upon which the principal was received. The Sponsor currently expects the Reinvestment Period for each Trust to last 9-11 years from the Initial Date of Deposit. Reinvestment of principal into additional Ginnie Maes during periods when interest rates are different from those prevailing at the Initial Date of Deposit will have the effect of increasing or decreasing monthly distributions of interest income from a Trust. Reinvestment of principal into the Ginnie Maes eligible for inclusion in a Trust will also have the effect of increasing the par value of the Units for reinvestment during periods of increasing interest rates from those prevailing at the Initial Date of Deposit and during periods of declining interest rates the par value of the Units will decrease. There may be times when the Principal Account of a Trust contains cash which cannot be reinvested because additional Ginnie Maes are not available or the amount of cash in the Principal Account is insufficient to buy additional Ginnie Maes without a Trust incurring disproportionate expenses. During these periods the amounts in the Principal Account will remain uninvested, thus reducing the return to Unit holders. Amounts, if any, which cannot be reinvested during the Reinvestment Period into additional Ginnie Maes will be distributed to Unit holders semiannually unless the amount available for distribution is less than $1.00 per 100 Units. In such a circumstance, Unit holders should be aware that at the time of the receipt of such principal they may not be able to reinvest such amounts in other securities at a yield equal to or in excess of the yield which such principal would have earned to Unit holders had the principal been reinvested in additional Ginnie Maes. In addition, principal will not be reinvested and will be distributed to Unit holders if required to maintain the status of a Trust as a "regulated investment company." See "The First Trust GNMA Reinvestment Income Trust-What is the Tax Status of Unit Holders?" The costs of acquiring the additional Ginnie Maes will be borne by the Trusts and hence, the Unit holders. Although it is currently anticipated that the Trustee will purchase Ginnie Maes directly from market makers, the Trustee may retain the Sponsor to purchase the additional Ginnie Maes and pay them usual and customary brokerage commissions. There will be no attempt to time or delay the purchase of additional Ginnie Maes for reinvestment to take advantage of market movements.

In selecting Ginnie Maes for deposit in the Trusts, the following factors, among others, were considered by the Sponsor: (i) the types of such securities available; (ii) the prices and yields of such securities relative to other comparable securities, including the extent to which such securities are trading at a premium or at a discount from par; and
(iii) the maturities of such securities. See "Portfolio" for each Trust for information with respect to the Securities initially selected for deposit in such Trust. The Ginnie Maes included in the Trusts are backed by the indebtedness secured by the mortgages contained in the underlying mortgage pools.

Risk Factors. An investment in Units of the Trusts should be made with an understanding of the risks which an investment in fixed rate long-term debt obligations may entail, including the risk that the value of the underlying Securities and hence of the Units will decline with increases in interest rates. The value of the underlying Securities will fluctuate inversely with changes in interest rates. In addition, the potential for appreciation of the underlying Securities, which might otherwise be expected to occur as a result of a decline in interest rates, may be limited or negated by increased principal prepayments in respect of the underlying mortgages. For example, the high inflation during certain periods, together with the fiscal measures adopted to attempt to deal with it, has resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate long-term debt obligations generally. The Sponsor cannot predict whether such fluctuations will continue in the future or whether the reinvestment of principal will mitigate the impact of these fluctuations.

The portfolios of the Trusts consist of Ginnie Maes (or contracts to purchase Ginnie Maes) fully guaranteed as to payments of principal and interest by GNMA. Each group of Ginnie Maes described herein as having a specified range of maturities includes individual mortgage-backed securities which have varying ranges of maturities within each range set forth in "Portfolio" for each Trust. Current market conditions accord little or no difference in price among individual Ginnie Mae securities with the same coupon within certain ranges of stated maturity dates on the basis of the difference in the maturity dates of each Ginnie Mae. A purchase of Ginnie Maes with the same coupon rate and maturity date within such range will be considered an acquisition of the same security for both additional deposits and for the reinvestment of principal. In the future, however, the difference in maturity ranges could affect market value of the individual Ginnie Maes. At such time, any additional purchases by the Trusts will take into account the maturities of the individual securities. The mortgages underlying the Ginnie Maes in the Trusts have an original stated maturity of up to 30 years.

The reinvestment of principal by the Trustee in additional Ginnie Maes may result in Securities being acquired at a market discount or market premium.

The Trusts may contain Securities which were acquired at a market discount. Such Securities trade at less than par value because the interest coupons thereon are lower than interest coupons on comparable debt securities being issued at currently prevailing interest rates. If such interest rates for newly issued and otherwise comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of Ginnie Maes purchased at a market discount will increase in value faster than Ginnie Maes purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of Ginnie Maes purchased at a market discount will decrease faster than Ginnie Maes purchased at a premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium Ginnie Maes and the prepayment benefit for lower yielding, discount Ginnie Maes will be reduced. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities.

The Trusts may contain Securities which were acquired at a market premium. Such Securities trade at more than par value because the interest coupons thereon are higher than interest coupons on comparable debt securities being issued at currently prevailing interest rates. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparably rated debt securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Prepayments of principal on securities purchased at a market premium are more likely than prepayments on securities purchased at par or at a market discount and the level of prepayments will generally increase if interest rates decline. Market premium attributable to interest changes does not indicate market confidence in the issue.

The contracts to purchase Securities delivered to the Trustee represent an obligation by issuers or dealers to deliver Securities to the Sponsor for deposit in the Trusts. Contracts are typically settled and the Securities delivered within a few business days subsequent to the Initial Date of Deposit. The percentage of the aggregate principal amount of the Securities, if any, relating to "when, as and if issued" Securities or other Securities with delivery dates after the date of settlement for a purchase made on the Initial Date of Deposit is indicated in "Portfolio" for each Trust. Interest on "when, as and if issued" and delayed delivery Securities begins accruing to the benefit of Unit holders on their dates of delivery. Because "when, as and if issued" Securities have not yet been issued, as of the Initial Date of Deposit each Trust is subject to the risk that the issuers thereof might decide not to proceed with the offering of such Securities or that the delivery of such Securities or the delayed delivery Securities may be delayed. If such Securities, or replacement securities described below, are not acquired by a Trust or if their delivery is delayed, the Estimated Returns shown in the "Special Information" for each Trust may be reduced.

In the event of a failure to deliver any Securities that have been purchased for a Trust under a contract ("Failed Securities"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified securities ("Replacement Securities") to make up the original corpus of such Trust. The Replacement Securities must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities (i) must satisfy the criteria previously described for Securities originally included in a Trust, (ii) must maintain as far as practical the original percentage relationship between the principal amounts of Ginnie Maes of specified interest rates and years of maturities in a Trust, and (iii) shall not be "when, as and if issued" securities. Precise duplication of Failed Securities may not be possible because fractions of Ginnie Maes may not be purchased, but duplication will be the goal of the Sponsor with respect to Replacement Securities. Whenever Replacement Securities have been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unit holders of such Trust of the acquisition of the Replacement Securities and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to such Trust of the Failed Securities exceeded the cost of the Replacement Securities plus accrued interest. Except as provided herein, once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of such Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment.

If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor shall refund the principal and accrued interest (at the coupon rate of the relevant Securities to the date the Sponsor is notified of the failure) attributable to such failed contract and the pro rata portion of the sales charge attributable to such failed contract not more than thirty days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unit holders. Unit holders should be aware that at the time of the receipt of such refunded principal they may not be able to reinvest such principal in other securities at a yield equal to or in excess of the yield which such principal would have earned to Unit holders had the Failed Securities been delivered to a Trust.

THE MORTGAGES UNDERLYING A GINNIE MAE MAY BE PREPAID AT ANY TIME WITHOUT PENALTY. A LOWER OR HIGHER CURRENT RETURN ON UNITS MAY OCCUR DEPENDING ON (I) WHETHER THE PRICE AT WHICH THE RESPECTIVE GINNIE MAES WERE ACQUIRED BY A TRUST IS LOWER OR HIGHER THAN PAR, (II) WHETHER PRINCIPAL IS REINVESTED OR DISTRIBUTED TO UNIT HOLDERS AND (III) IF REINVESTMENT OCCURS, WHETHER THE GINNIE MAES PURCHASED BY THE TRUSTEE WITH REINVESTED PRINCIPAL ARE PURCHASED AT A PREMIUM OR DISCOUNT FROM PAR. DURING PERIODS OF DECLINING INTEREST RATES, PREPAYMENTS OF GINNIE MAES MAY OCCUR WITH INCREASING FREQUENCY BECAUSE, AMONG OTHER REASONS, MORTGAGORS MAY BE ABLE TO REFINANCE THEIR OUTSTANDING MORTGAGES AT LOWER INTEREST RATES. IN SUCH A CASE, (I) THE REINVESTMENT OF PRINCIPAL MAY BE AT PRICES WHICH RESULT IN A LOWER RETURN ON UNITS OR (II) PRINCIPAL WILL BE DISTRIBUTED TO UNIT HOLDERS WHO CANNOT REINVEST SUCH PRINCIPAL DISTRIBUTIONS IN OTHER SECURITIES AT AN ATTRACTIVE YIELD.

Each Unit initially offered represents the fractional undivided interest in a Trust set forth in the "Summary of Essential Information." To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase, although the actual interest represented by such fraction will remain substantially unchanged. However, if additional Units are issued (in connection with the deposit by the Sponsor of additional Securities or cash), the aggregate value of Securities in such Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit in the balance will be decreased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit holder, which may include the Sponsor, or until the termination of the Indenture.

Description of Securities. The Ginnie Maes included in the Trusts are backed by the indebtedness secured by underlying mortgage pools of up to 30 year mortgages on 1- to 4-family dwellings. The pool of mortgages which is to underlie a particular new issue of Ginnie Maes is assembled by the proposed issuer of such Ginnie Maes. The issuer is typically a mortgage banking firm, and in every instance must be a mortgagee approved by and in good standing with the Federal Housing Administration ("FHA"). In addition, GNMA imposes its own criteria on the eligibility of issuers, including a net worth requirement.

The mortgages which are to comprise a new Ginnie Mae pool may have been originated by the issuer itself in its capacity as a mortgage lender or may be acquired by the issuer from a third party, such as another mortgage banker, a banking institution, the Veterans Administration ("VA")(which in certain instances acts as a direct lender and thus originates its own mortgages) or one of several other governmental agencies. All mortgages in any given pool will be insured under the National Housing Act, as amended ("FHA-insured"), or Title V of the Housing Act of 1949 ("FMHA Insured") or guaranteed under the Servicemen's Readjustment Act of 1944, as amended, or Chapter 37 of
Title 38, U.S.C. ("VA-guaranteed"). Such mortgages will have a date for the first scheduled monthly payment of principal that is not more than one year prior to the date on which GNMA issues its guaranty commitment as described below, will have comparable interest rates and maturity dates, and will meet additional criteria of GNMA. All mortgages in the pools backing the Ginnie Maes contained in the Trusts are mortgages on 1-
 to 4-family dwellings (having a stated maturity of up to 30 years for Securities in the Trusts but an estimated average life of considerably less as set forth in "Special Information" for each Trust). In general, the mortgages in these pools provide for equal monthly payments over the life of the mortgage (aside from prepayments) designed to repay the principal of the mortgage over such period, together with interest at the fixed rate on the unpaid balance.

To obtain GNMA approval of a new pool of mortgages, the issuer will file with GNMA an application containing information concerning itself, describing generally the pooled mortgages, and requesting that GNMA approve the issue and issue its commitment (subject to GNMA's satisfaction with the mortgage documents and other relevant documentation) to guarantee the timely payment of principal of and interest on the Ginnie Maes to be issued by the issuer. If the application is in order, GNMA will issue its commitment and will assign a GNMA pool number to the pool. Upon completion of the required documentation (including detailed information as to the underlying mortgages, a custodial agreement with a Federal or state regulated financial institution satisfactory to GNMA pursuant to which the underlying mortgages will be held in safekeeping, and a detailed guaranty agreement between GNMA and the issuer), the issuance of the Ginnie Maes is permitted. When the Ginnie Maes are issued, GNMA will endorse its guarantee thereon. The aggregate principal amount of Ginnie Maes issued will be equal to the then aggregate unpaid principal balances of the pooled mortgages. The interest rate borne by the Ginnie Maes is currently fixed at 1/2 of 1% below the interest rate of the pooled 1- to 4-family mortgages, the differential being applied to the payment of servicing and custodial charges as well as GNMA's guaranty fee.

Ginnie Mae IIs consist of jumbo pools of mortgages from more than one issuer. By allowing pools to consist of multiple issuers, it allows for larger and more geographically diverse pools. Unlike Ginnie Mae Is, which have a minimum pool size of $1 million, Ginnie Mae IIs have a minimum pool size of $7 million. In addition, the interest rates on the mortgages within the Ginnie Mae II pools will vary unlike the mortgages within pools in Ginnie Mae Is which all have the same rate. The rates on the mortgages will vary from 1/2 of 1% to 1.50% above the coupon rate on the GNMA bond, which is allowed for servicing and custodial fees as well as the GNMA's guaranty fee. The major advantage of Ginnie Mae IIs lies in the fact that a central paying agent sends one check to the holder on the required payment date. This greatly simplifies the current procedure of collecting distributions from each issuer of a Ginnie Mae, since such distributions are often received late.

All of the Ginnie Maes in the Trusts, including the Ginnie Mae IIs, are of the "fully modified pass-through" type, i.e., they provide for timely monthly payments to the registered holders thereof (including the Trusts) of their pro rata share of the scheduled principal payments on the underlying mortgages, whether or not collected by the issuers, including, on a pro rata basis, any prepayments of principal of such mortgages received and interest (net of the servicing and other charges described above) on the aggregate unpaid principal balance of such Ginnie Maes, whether or not the interest on the underlying mortgages has been collected by the issuers.

The Ginnie Maes in the Trusts are guaranteed as to timely payment of principal and interest by GNMA. Funds received by the issuers on account of the mortgages backing the Ginnie Maes in the Trusts are intended to be sufficient to make the required payments of principal of and interest on such Ginnie Maes but, if such funds are insufficient for that purpose, the guaranty agreements between the issuers and GNMA require the issuers to make advances sufficient for such payments. If the issuers fail to make such payments, GNMA will do so.

GNMA is authorized by Section 306(g) of Title III of the National Housing Act to guarantee the timely payment of and interest on securities which are based on or backed by a trust or pool composed of mortgages insured by FHA, the Farmers' Home Administration ("FMHA") or guaranteed by the VA. Section 306(g) provides further that the full faith and credit of the United States is pledged to the payment of all amounts which may be required to be paid under any guaranty under such subsection. An opinion of an Assistant Attorney General of the United States, dated December 9, 1969, states that such guaranties "constitute general obligations of the United States backed by its full faith and credit."* GNMA is empowered to borrow from the United States
Treasury to the extent necessary to make any payments of principal and interest required under such guaranties.

Ginnie Maes are backed by the aggregate indebtedness secured by the underlying FHA-insured, FMHA-insured or VA-guaranteed mortgages and, except to the extent of funds received by the issuers on account of such mortgages, Ginnie Maes do not constitute a liability of nor evidence any recourse against such issuers, but recourse thereon is solely against GNMA. Holders of Ginnie Maes (such as the Trusts) have no security interest in or lien on the underlying mortgages.


* Any statement in this Prospectus that a particular security is backed by the full faith and credit of the United States is based upon the opinion of an Assistant Attorney General of the United States and should be so construed.

The GNMA guaranties referred to herein relate only to payment of principal of and interest on the Ginnie Maes in the Trusts and not to the Units offered hereby.

Monthly payments of principal will be made, and additional prepayments of principal may be made, to each Trust in respect of the mortgages underlying the Ginnie Maes in the Trusts. All of the mortgages in the pools relating to the Ginnie Maes in the Trusts are subject to prepayment without any significant premium or penalty at the option of the mortgagors. While the mortgages on 1- to 4-family dwellings underlying the Ginnie Maes have a stated maturity of up to 30 years for the Trusts, it has been the experience of the mortgage industry that the average life of comparable mortgages, owing to prepayments, refinancings and payments from foreclosures, is considerably less. See "Special Information" for each Trust.

In the mid 1970's published yield tables for Ginnie Maes utilized a 12 year average life assumption for Ginnie Mae pools of 26-30 year mortgages on 1- to 4-family dwellings. This assumption was derived from the FHA experience relating to prepayments on such mortgages during the period from the mid 1950's to the mid 1970s. This 12 year average life assumption was calculated in respect of a period during which mortgage lending rates were fairly stable. THE ASSUMPTION IS NO LONGER AN ACCURATE MEASURE OF THE AVERAGE LIFE OF GINNIE MAES OR THEIR UNDERLYING SINGLE FAMILY MORTGAGE POOLS. RECENTLY IT HAS BEEN OBSERVED THAT MORTGAGES ISSUED AT HIGH INTEREST RATES HAVE EXPERIENCED ACCELERATED PREPAYMENT RATES WHICH WOULD INDICATE A SIGNIFICANTLY SHORTER AVERAGE LIFE THAN 12 YEARS. TODAY, RESEARCH ANALYSTS USE COMPLEX FORMULAE TO SCRUTINIZE THE PREPAYMENTS OF MORTGAGE POOLS IN AN ATTEMPT TO PREDICT MORE ACCURATELY THE AVERAGE LIFE OF GINNIE MAES. THE BASES FOR THE CALCULATION OF THE ESTIMATED AVERAGE LIFE OF THE SECURITIES IN THE TRUSTS AND OTHER RELATED MATTERS IS SET FORTH IN "THE FIRST TRUST GNMA REINVESTMENT INCOME TRUST-WHAT ARE ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN?"

A number of factors, including homeowner's mobility, change in family size and mortgage market interest rates will affect the average life of the Ginnie Maes in each Trust. For example, Ginnie Maes issued during a period of high interest rates will be backed by a pool of mortgage loans bearing similarly high rates. In general, during a period of declining interest rates, new mortgage loans with interest rates lower than those charged during periods of high rates will become available. To the extent a homeowner has an outstanding mortgage with a high rate, he may refinance his mortgage at a lower interest rate or he may rapidly repay his old mortgage. Should this happen, a Ginnie Mae issued with a high interest rate may experience a rapid prepayment of principal as the underlying mortgage loans prepay in whole or in part. Accordingly, there can be no assurance that the prepayment levels which will be actually realized will conform to the estimates or experience of the FHA, other mortgage lenders, dealers or market makers or other Ginnie Mae investors. It is not possible to meaningfully predict prepayment levels regarding the Ginnie Maes in the Trusts. Even though the reinvestment of principal may mitigate the effects of prepayments of principal, the termination of a Trust might be accelerated as a result of prepayments made as described herein.

In addition to prepayments which the Trustee is unable to reinvest, sales of Securities of a Trust under certain permitted circumstances may result in an accelerated termination of such Trust. Also, it is possible that, in the absence of a secondary market for the Units or otherwise, redemptions of Units may occur in sufficient numbers to reduce a Trust to a size resulting in such termination. Early termination of a Trust may have important consequences to the Unit holder, e.g., to the extent that Units were purchased with a view to an investment of longer duration, the overall investment program of the investor may require readjustment; or the overall return on investment may be less or greater than anticipated, depending in part on whether the purchase price paid for Units represented the payment of an overall premium or a discount, respectively, above or below the stated principal amounts of the underlying mortgages. In addition, a capital gain or loss may result for tax purposes from termination of a Trust.

Like other investment companies, financial and business organizations and individuals around the world, the Trust could be adversely affected if the computer systems used by the Sponsor, Evaluator, Portfolio Supervisor or Trustee or other service providers to the Trust do not properly process and calculate date-related information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." The Sponsor, Evaluator, Portfolio Supervisor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trust's other service providers.

At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust.

What is the Rating of the Units?

Standard & Poor's Managed Fund Ratings Group, a Division of The McGraw-Hill Companies ("Standard & Poor's") has rated Units of each Trust "AAA." This is the highest rating assigned by Standard & Poor's. See "Description of Standard & Poor's Rating." Such rating, as issued by Standard & Poor's, will be in effect for a period of thirteen months from the Initial Date of Deposit and will, unless renewed, terminate at the end of the period. The obtaining of this rating by the Trusts should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of the Trusts or the Units. Standard & Poor's has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of the Trusts or sales by the Trust of Securities for less than the purchase price paid by the Trusts will reduce payment to Unit holders of the interest and principal required to be paid on such Securities. There is no guarantee that the "AAA" investment rating with respect to the Units will be maintained. Standard & Poor's will be compensated by the Sponsor for its services in rating Units of the Trust.

What are Estimated Current Return and Estimated Long-Term Return?

Debt securities are customarily offered to investors on a "yield price" basis (as contrasted to a "dollar price" basis) at the lesser of the price as computed to maturity of such debt security or to an earlier redemption date. Since Units of the Trusts are offered on a dollar price basis, the estimated rate of return on an investment in Units of the Trusts is stated in terms of Estimated Current Return and Estimated Long-Term Return.

At the opening of business on the Initial Date of Deposit, the Estimated Current Return and the Estimated Long-Term Return for the Trusts is as set forth in "Special Information" for each Trust. Estimated Current Return is computed by dividing the Estimated Net Annual Interest Rate per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Rate per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, reinvestment of principal, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Current Return does not take into account the liability for deferred sales charge payments or timing of distributions of income and other amounts (including delays in distribution to Unit Holders), and it only partially reflects the effects of premiums paid and discounts realized in the purchase price of Units.

Unlike Estimated Current Return, Estimated Long-Term Return is a measure of the estimated return to the investor earned over the estimated life of a Trust. The Estimated Long-Term Return represents an average of the yields to estimated average life of the Securities in a Trust and adjusted to reflect expenses and sales charges. The estimated long-term return figure is calculated using an estimated average life for the Securities and adjusting this figure upward for the reinvestment of principal and is set forth in "Special Information" for each Trust. Estimated average life is an essential factor in the calculation of Estimated Long-Term Return. When a Trust has a shorter average life than is estimated, Estimated Long-Term Return will be higher if a Trust contains Securities priced at a discount and lower if the Securities are priced at a premium. Conversely, when a Trust has a longer average life than is estimated, Estimated Long-Term Return will be lower if the Securities are priced at a discount and higher if the Securities are priced at a premium. In order to calculate estimated average life, an estimated prepayment rate for the remaining term of the mortgage pool must be determined. Each of the primary market makers in GNMA securities has sophisticated computer models which are used to determine the estimated prepayment rate for GNMA securities. Each computer model takes into account a number of factors and assumptions including: actual prepayment data reported by GNMA for recent periods on a particular pool, the impact of aging on the prepayment of mortgage pools, the current interest rate environment, the coupon, the housing environment, historical trends on GNMA securities as a group, geographical factors and general economic trends. Because of differences in the weighting of such factors and assumptions such computer models maintained by the market makers in GNMA securities produce estimated prepayment rates which vary. In connection with the deposit of Securities in a Trust, the Sponsor, in determining an estimated prepayment rate, has utilized information provided by a market maker in GNMA securities which it believes to be reliable. However, it is possible that another computer model might provide an estimated prepayment rate which would prove over the life of the Securities to be more accurate. Once an appropriate estimated prepayment rate is ascertained, an estimated average life is calculated and is adjusted upward for the reinvestment of principal. The estimated average life for the Trusts provided in "Special Information" for each Trust is subject to change with alterations in the data used in any of the underlying assumptions and assumes that principal payments and prepayments will be reinvested into similar securities. The actual average lives of the Securities and the actual long term returns will be different from the estimated average lives and the estimated long term returns. In calculating Estimated Long-Term Return, the average yield for each Trust is derived by weighting each Security's yield by the market value of the Security and by the amount of time remaining to the estimated average life. Once the average yield on the Securities in a Trust is computed, this figure is then adjusted for estimated expenses and the effect of the maximum sales charge paid by investors. The Estimated Long-Term Return calculation does not take into account certain delays in distributions of income and the timing of other receipts and distributions on Units and may, depending on maturities, over or understate the impact of sales charges. Both of these factors may result in a lower return.


Both Estimated Current Return and Estimated Long-Term Return are subject to fluctuation with changes in the composition of the portfolio of a Trust, principal payments and prepayments and changes in market value of the underlying Securities, reinvestment of principal payments and prepayments into additional Securities and changes in fees and expenses, including sales charges, and therefore can be materially different than the figures set forth in "Special Information" for each Trust. In addition, return figures may not be directly comparable to yield figures used to measure other investments, and since return figures are based on certain assumptions and variables, the actual returns received by a Unit holder may be higher or lower. Estimated cash flows for the Trusts are available without charge from the Sponsor upon request.


Payments received in respect of the mortgages underlying the Ginnie Maes in a Trust will consist of a portion representing interest and a portion representing principal. Although the aggregate monthly payment made by the obligor on each mortgage remains constant (aside from optional prepayments of principal), in the early years most of each such payment will represent interest, while in later years, the proportion representing interest will decline and the proportion representing principal will increase. However, by reason of optional prepayments, principal payments in the earlier years on the mortgages underlying the Ginnie Maes may be substantially in excess of those required by the amortization schedules of such mortgages. Therefore, in the absence of reinvestment, principal payments in later years would be substantially less since the aggregate unpaid principal balances of such underlying mortgages would have been greatly reduced. To the extent that the underlying mortgages bearing higher interest rates in a Trust are prepaid faster than the other underlying mortgages, the Net Annual Interest Rate per Unit and the Estimated Returns on the Units with respect to such Trust may decline whether or not the Trustee is able to reinvest principal. Monthly payments to the Unit holders will reflect all of the foregoing factors.

In order to acquire certain of the Securities contracted for by the Sponsor for deposit in the Trusts, it may be necessary to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amounts furnished by the Sponsor. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the particular Securities with respect to which such payments have been made.

Record Dates for monthly distributions of interest are the first day of each month and the Distribution Dates for distributions will be on the last day of such month.

How is Accrued Interest Treated?

Accrued interest is the accumulation of unpaid interest on a security from the last day on which interest thereon was paid. Interest on Securities in a Trust is paid monthly to such Trust. However, interest on the Securities in a Trust is accounted for daily on an accrual basis. Because of this, a Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date the Public Offering Price of Units will have added to it the proportionate share of accrued and undistributed interest to the date of settlement. Unit holders will receive on the next distribution date of a Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price in the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date and the same will be distributed to the Sponsor as the Unit holder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement of Units purchased, less any distributions from the Interest Account subsequent to the First Settlement Date. See "Rights of Unit Holders-How are Interest and Principal Distributed?"

Except through an advancement of its own funds, the Trustee has no cash for distribution to Unit holders until it receives interest payments on the Securities in a Trust. The Trustee will recover its advancements without interest or other costs to a Trust from interest received on the Securities in such Trust. When these advancements have been recovered, regular distributions of interest to Unit holders will commence (see "Rights of Unit Holders-How are Interest and Principal Distributed?").

Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unit holders. If a Unit holder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the interest held in the Interest Account for distributions to Unit holders and since such Account is non-interest bearing to Unit holders, the Trustee benefits thereby. See "Public Offering-How Is the Public Offering Price Determined?" for information with respect to the uncertainty during certain periods of each month of the precise amount of accrued interest of the Ginnie Maes.

What are the Expenses and Charges?

With the exception of the brokerage fees described above and bookkeeping and other administrative services provided to the Trusts, for which the Sponsor will be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to the Trusts. Certain of the expenses incurred in establishing the Trusts, including the cost of the initial preparation of documents relating to the Trusts, Federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses may be paid by the Sponsor, and may, in part, be paid by the Trustee.

First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for each Trust. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include underwriters or dealers of the Trusts.

For purposes of evaluation of the Securities in the Trusts, the Evaluator will receive a fee as indicated in "Summary of Essential Information."


The Trustee pays certain expenses of the Trusts for which it is reimbursed by such Trusts. The Trustee will receive for its ordinary recurring services to a Trust an annual fee as indicated in "Special Information" for each Trust. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."


The above described fees are payable monthly on or before each Distribution Date from the Interest Account to the extent funds are available and then from the Principal Account. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Trusts is expected to result from the use of these funds.

Each of the above mentioned fees may be increased without approval of Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services and supervisory services, such individual fees may exceed the actual costs of providing such services for the Trusts, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.

Certain or all of the expenses incurred in establishing the Trusts, including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio and the initial fees and expenses of the Trustee and any other out-of-pocket expenses, will be paid by the Trusts and charged off over a period not to exceed five years from the Initial Date of Deposit. The following additional charges are or may be incurred by the Trusts: all expenses (including legal, annual auditing expenses and the costs of acquiring Securities with reinvested principal) of the Trustee incurred in connection with its responsibilities under the Indenture, except in the event of negligence, bad faith or willful misconduct on its part; the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trusts; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of the Trusts; all taxes and other government charges imposed upon the Securities or any part of the Trusts (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor contemplated); and expenditures incurred in contacting Unit holders upon termination of the Trust. The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Securities in order to make funds available to pay all these amounts if funds are not otherwise available in the Interest and Principal Accounts. Due to the minimum principal amount in which Securities may be required to be sold, the proceeds of such sales may exceed the amount necessary for the payment of such fees and expenses.


Unless the Sponsor determines that such an audit is not required, the Indenture requires the accounts of the Trusts shall be audited on an annual basis at the expense of the respective Trust by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for Units, the Sponsor shall bear the cost of such annual audits to the extent such cost exceeds $0.005 per Unit. Unit holders of the Trusts covered by an audit may obtain a copy of the audited financial statements from the Trustee upon request.


What is the Tax Status of Unit Holders?

Each Trust, which is an association taxable as a corporation under the Internal Revenue Code, intends to qualify on a continuing basis for special federal income tax treatment as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). If each Trust so qualifies and timely distributes to Unit holders 90% or more of its taxable income (without regard to its net capital gain, i.e., the excess of its long-term capital gain over its net short-term capital loss), it will not be subject to Federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unit holders. In addition, to the extent a Trust distributes to Unit holders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." Each Trust intends to timely distribute its taxable income (including any net capital gains) to avoid the imposition of Federal income tax or the excise tax.


Each Trust intends to file its Federal income tax returns on a calendar year basis. In any taxable year of a Trust, the distributions of such Trust's income, other than distributions which are designated as capital gain dividends, will, to the extent of the earnings and profits of such Trust, constitute dividends for Federal income tax purposes, which are taxable as ordinary income to the Unit holders. To the extent that distributions to a Unit holder in any year exceed a Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unit holder's basis in his Units, and to the extent that they exceed his basis, will be treated as a gain from the sale of his Units as discussed below. Distributions from a Trust will not be eligible for the 70% dividends received deduction for corporations.


Although distributions generally will be treated as distributed when paid, distributions declared in October, November or December, payable to Unit holders of record on a specified date in one of those months and paid during January of the following year will be treated as having been distributed by a Trust (and received by the Unit holders) on December 31 of the year such distributions are declared.

Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by a Trust as long as the Units of such Trust are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units of a Trust are held by fewer than 500 persons, additional taxable income may be realized by the individual Unit holders in excess of the distributions received from such Trust.


Distributions of a Trust's net capital gain which such Trust designates as capital gain dividends will be taxable to Unit holders as long-term capital gains, regardless of the length of time the Units have been held by a Unit holder. However, if a Unit holder receives a long-term capital gain dividend (or is allocated a portion of a Trust's undistributed long-term capital gain) and sells his Units at a loss prior to holding them for 6 months, such loss will be recharacterized as long-term capital loss to the extent of such long-term capital gain received as a dividend or allocated to a Unit holder. Distributions in partial liquidation reflecting the proceeds of prepayments, redemptions, maturities (including monthly mortgage payments of principal) or sales of Securities (exclusive of net capital gain) will not be taxable to Unit holders of such Trust to the extent that they represent a return of capital for tax purposes. The portion of distributions which represents a return of capital will, however, reduce a Unit holder's basis in his Units, and to the extent they exceed the basis of his Units will be taxable as a capital gain. A Unit holder may recognize a taxable gain or loss when his Units are sold or redeemed. Such gain or loss will generally constitute either a long-term or short-term capital gain or loss depending upon the length of time the Unit holder has held his Units. Any loss of Units held six months or less will be treated as long-term capital loss to the extent of any long-term capital gains dividends received (or deemed to have been received) by the Unit holder with respect to the Units. The Taxpayer Relief Act of 1997 (the "1997 Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. Note, however, that the 1997 Act provides that the application of the rules described above in the case of pass-through entities such as the Trusts will be prescribed in future Treasury Regulations. The Internal Revenue Service has released preliminary guidance which provides that, in general, pass-through entities such as the Trusts may designate their capital gains dividends as either a 20% rate gain distribution or a 28% rate gain distribution, depending on the nature of the gain received by the pass-through entity. Unit holders should consult their own tax advisors as to the tax rate applicable to capital gain dividends.



The 1997 Act includes other provisions that treat certain other transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unit holders should consult their own tax advisers with regard to any such constructive sales rules.



Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge of each Trust is deferred. It is possible that for federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge would be added to the Unit holder's tax basis in his Units. In any case, the income (or proceeds from redemption) a Unit holder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge.



In addition, it should be noted that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.


If a Ginnie Mae has been purchased by a Trust at a market discount (i.e., for a purchase price less than its stated redemption price at maturity (or, if issued with original issue discount, its "revised issue price")), unless the amount of market discount is "de minimis" as specified in the Code, each payment of principal on the Ginnie Mae will generally constitute ordinary income to such Trust to the extent of any accrued market discount unless the Trust elects to include the accrued market discount in taxable income as it accrues. In the case of a Ginnie Mae, the amount of market discount that is deemed to accrue each month shall generally be the amount of discount that bears the same ratio to the total amount of remaining market discount that the amount of interest paid during the accrual period (each month) bears to the total amount of interest remaining to be paid on the Ginnie Mae as of the beginning of the accrual period.

Each Unit holder of a Trust shall receive an annual statement describing the tax status of the distributions paid by such Trust.

Investment in a Trust may be eligible for purchase by funds and accounts of individual investors that are exempt from Federal income taxes such as Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. (See "The First Trust GNMA Reinvestment Income Trust-Are Investments in the Trusts Eligible for Retirement Plans?")

Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trusts to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding.

The foregoing discussion relates only to the Federal income tax status of the Trusts and to the tax treatment of distributions by the Trusts to United States Unit holders.

A Unit holder who is a foreign investor (i.e., an investor other than a United States citizen or resident or a United States corporation, partnership, estate or trust) should be aware that, generally, subject to applicable tax treaties, distributions from a Trust which constitute dividends for Federal income tax purposes (other than dividends which a Trust designates as capital gain dividends) will be subject to United States income taxes, including withholding taxes. However, distributions received by a foreign investor from a Trust that are designated by such Trust as capital gain dividends should not be subject to United States Federal income taxes, including withholding taxes, if all of the following conditions are met: (i) the capital gain dividend is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year, and (iii) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units. Units in the Trusts and Trust distributions may also be subject to state and local taxation and Unit holders should consult their tax advisers in this regard.

Distributions reinvested into additional Units of the Trusts will be taxed to a Unit holder in the manner described above (i.e., as ordinary income, long-term capital gain or as a return of capital).


Are Investments in the Trusts Eligible for Retirement Plans?


Each Trust is eligible for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

How Can Distributions to Unit Holders be Reinvested?

The Sponsor has entered into an arrangement with Oppenheimer Funds, Inc. which permits Unit holders of the Trusts to elect to have each distribution of interest income or principal, or both, on their Units automatically reinvested in shares of any open-end fund offered by OppenheimerFunds. In addition, Unit holders of the Trusts may elect to have each distribution of interest income or principal, or both, on their Units automatically reinvested into any other established account designated by the Unit holder (collectively, the "Reinvestment Option"). Oppenheimer Funds, Inc. is the investment adviser of OppenheimerFunds, which includes Oppenheimer Government Securities Fund, a fund with similar objectives to the Trusts. Oppenheimer Government Securities Fund is an open-end, diversified management investment company. Oppenheimer Government Securities Fund seeks a high current return and safety of principal by investing principally in obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities, including GNMA mortgage-backed securities, as is considered consistent with the preservation of capital and maintenance of liquidity. The objectives and policies of Oppenheimer Government Securities Fund are presented in more detail in the prospectus pertaining to such Fund.

Each person who purchases Units of the Trusts may elect to become a participant in the Reinvestment Option with respect to any open-end fund offered by OppenheimerFunds. After electing participation, each distribution of interest income or principal, or both, on the participant's Units will automatically be applied by the Trustee to purchase shares (or fractions thereof) of any open-end fund offered by OppenheimerFunds without a sales charge and with no minimum initial and subsequent investment requirements.


The transfer agent for the selected open-end fund offered by OppenheimerFunds will mail to each participant in the Reinvestment Option confirmations of all transactions undertaken for such participant in connection with the receipt of distributions from their respective Trust and the purchase of shares (or fractions thereof) of such open-end fund offered by OppenheimerFunds.


A participant may at any time, by so notifying the Trustee in writing, elect to terminate his participation in the Reinvestment Option and receive future distributions on his Units in cash. There will be no charge or other penalty for such termination. The Sponsor and Oppenheimer Funds, Inc. all have the right to terminate the Reinvestment Option, in whole or in part.

It should be remembered that even if distributions are reinvested through the Reinvestment Option they are still treated as distributions for income tax purposes.


Unit holders participating in IRAs, Keogh Plans, pension funds and other tax-deferred retirement plans may find it highly advantageous to participate in the Reinvestment Option in order to keep the monies in the account fully invested at all times. Should such option be selected, an account with an identical registration to that established at the time the Units of the Trusts are purchased will be set up as selected by the investor. Investors should consult with their plan custodian as to the appropriate disposition of distributions. Unless participants in IRAs, Keogh Plans and other tax-deferred retirement plans elect the Reinvestment Option, cash distributions will be sent to the custodian of the retirement plan and will not be sent to the investor. See "The First Trust GNMA Reinvestment Income Trust-Are Investments in the Trusts Eligible for Retirement Plans?"


                             PUBLIC OFFERING

How is the Public Offering Price Determined?


Units are offered at the Public Offering Price. During the initial offering period, the Public Offering Price is determined by adding to the Evaluator's determination of the aggregate offering price of the Securities in a Trust, including any money in the Principal Account other than money required to redeem tendered Units, an initial sales charge equal to the difference between the maximum sales charge of 4.25% of the Public Offering Price and the maximum remaining deferred sales charge, initially $.325 per Unit. Commencing on March 19, 1999, and on the twentieth business day of each month thereafter (or if such date is not a business day, on the preceding business day) through July 20, 1999, a deferred sales charge of $.065 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from proceeds received on principal distributions, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 4.25% of the Public Offering Price (equivalent to 4.301% and 4.306% of the net amount invested, exclusive of the deferred sales charge for Series 72 and Series 73, respectively). Upon completion of the deferred sales charge period, the secondary market Public Offering Price per Unit for the Trust will not include deferred payments, but will instead include only a one-time initial sales charge of 4.25% of the Public Offering Price (equivalent to 4.439% of the net amount invested). Also added to the Public Offering Price is a proportionate share of interest accrued but unpaid on the Securities after the First Settlement Date to the date of settlement of Units (see "The First Trust GNMA Reinvestment Income Trust-How is Accrued Interest Treated?").


During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate offering price of the Securities in a Trust, plus or minus cash, if any, in the Interest and Principal Accounts of such Trust divided by the number of Units of such Trust outstanding, reduced by the deferred sales charge not yet paid. For secondary market sales after the completion of the initial offering period, the Sponsor's Repurchase Price is based on the aggregate bid price of the Securities in the Trust, plus or minus cash, if any, in the Interest and Principal Accounts of a Trust divided by the number of Units of such Trust outstanding.

The minimum amount which an investor may purchase of a Trust is $1,000. The sales charge during the initial offering period is reduced by a discount as indicated below for volume purchases (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

      Discount                 Expressed as
 Dollar Amount of              a Percentage
Transaction at Public            of Public
   Offering Price*            Offering Price
____________________        ____________________
$  100,000 - $249,999             0.25%
$  250,000 - $499,999             0.50%
$  500,000 - $999,999             0.75%
$1,000,000 or more                1.50%

*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

An investor may aggregate purchases of Units of the Trusts for purposes of calculating the discount for volume purchases listed above. Additionally, employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor, dealers and their affiliates, and vendors providing services to the Sponsor can purchase Units of the Trusts at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents for purchases (see "Public Offering-How are Units Distributed?") by investors who purchase Units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

Any such reduced sales charge shall be the responsibility of the selling broker/dealers, banks or others. This reduced sales charge structure will apply on all purchases of Units in the Trusts by the same person on any one day from any one broker/dealer, bank or other. For purposes of calculating the applicable sales charge, except as noted in this section, purchases of Units of the Trusts will not be aggregated with any other purchases by the same person of units in any series of tax-exempt or other unit investment trusts sponsored by Nike Securities L.P.

Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust or single fiduciary account.

On the Initial Date of Deposit, the Public Offering Price per Unit with respect to each Trust is as indicated in the "Summary of Essential Information." In addition to fluctuations in the amount of interest accrued but unpaid on Securities in the Trusts, the Public Offering Price at any time during the initial offering period will vary from the Public Offering Price stated herein in accordance with fluctuations in the prices of the underlying Securities.

The aggregate price of the Securities in the Trusts is determined by Securities Evaluation Service, Inc. acting as evaluator (the "Evaluator") on the basis of bid prices or offering prices as is appropriate, (1) on the basis of current market prices for the Securities obtained from dealers or brokers who customarily deal in Securities comparable to those held by the Trusts; (2) if such prices are not available for any of the Securities, on the basis of current market prices for comparable securities; (3) by determining the value of the Securities by appraisal; or (4) by any combination of the above.

There is a period of a few days (usually about five business days), beginning on the first day of each month, during which the total amount of payments (including prepayments, if any) of principal for the preceding month of the various mortgages underlying each of the Ginnie Maes in the Trusts will not yet have been reported by the issuer to GNMA and made generally available to the public. During this period, the precise principal amount of the underlying mortgages remaining outstanding for each Ginnie Mae in the Trusts, and therefore the precise principal amount of such Security, will not be known, although the precise principal amount outstanding for the preceding month will be known. Therefore, the precise amount of principal to be acquired by the Trustee as a holder of such Securities which will be reinvested into comparable securities will not be known. The Sponsor does not expect that the amounts of such prepayments and the differences in such principal amounts from month to month will be material in relation to a Trust due to the number of mortgages underlying each Ginnie Mae and the number of such Securities in a Trust. However, there can be no assurance that they will not be material. For purposes of the determination by the Evaluator of the offering prices and bid prices of the Ginnie Maes in a Trust and for purposes of calculations of accrued interest on the Units, during the period in each month prior to the time when the precise amounts of principal of the Ginnie Maes for the month become publicly available, the Evaluator will base its evaluations and calculations, which are the basis for calculations of the Public Offering Price, the Sponsor's Repurchase Price in the secondary market and the Redemption Price per Unit, upon the average monthly principal distribution for the preceding twelve month period. The Sponsor expects that the differences in such principal amounts from month to month will not be material to the Trusts. Nevertheless, the Sponsor will adopt procedures as to pricing and evaluation for the Units of the Trusts, with such modifications, if any, deemed necessary by the Sponsor for the protection of Unit holders, designed to minimize the impact of such differences upon the calculation of the accrued interest on the Units, the Public Offering Price per Unit, the Sponsor's Repurchase Price per Unit in the secondary market and the Redemption Price per Unit.

During the initial offering period, a determination of the aggregate price of the Securities in the Trusts is made by the Evaluator on an offering price basis, as of the close of trading on the New York Stock Exchange on each day on which it is open, effective for all sales made subsequent to the last preceding determination. For secondary market purposes, the Evaluator will be requested to make such a determination, on a bid price basis, as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time) on each day on which it is open, effective for all sales, purchases or redemptions made subsequent to the last preceding determination. No evaluation will be made, however, on any day on which the Ginnie Mae securities markets are not generally open for business.

The Public Offering Price of the Units during the initial offering period is equal to the offering price per Unit of the Securities in a Trust plus the applicable sales charge. After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the bid price per Unit of the Securities in a Trust plus the applicable sales charge. The OFFERING price of Securities in a Trust was greater than the BID price of such Securities on the Initial Date of Deposit by the aggregate amount and the amount per Unit indicated in "Portfolio" for each Trust.

Although payment is normally made three business days following the order for purchase, payment may be made prior thereto. A person will become owner of the Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. Initial transaction statements for Units held in uncertificated form representing Units so ordered will be issued to the registered owner of such Units within two business days of the issuance of such Units. See "Rights of Unit Holder-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period, Units issued on the Initial Date of Deposit and additional Units issued after such date in respect of additional Ginnie Maes deposited by the Sponsor, will be distributed to the public at the Public Offering Price. Units reacquired by the Sponsor during the initial offering period may be resold at the then current Public Offering Price. Upon completion of the initial offering period, Units repurchased in the secondary market (see "Public Offering-Will There be a Secondary Market?") may be offered by this Prospectus at the secondary market public offering price determined in the manner described above.


It is the intention of the Sponsor to qualify Units for sale in a number of states. Sales initially will be made to broker/dealers, banks or others at prices which represent a concession or agency commission of 3.0% per Unit. For secondary market sales, broker/dealers, banks or others will receive a concession of 3.0% of the Public Offering Price. The Sponsor reserves the right to change the amount of the concession to broker/dealers, banks or others from time to time. Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated in the second preceding sentence. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act.


From time to time the Sponsor may implement programs under which broker/dealers, banks or others of the Trusts may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of broker/dealers, banks or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such dealers or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying broker/dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unit holders pay for their Units or the amount that the Trusts will receive from the Units sold.

A comparison of estimated current returns and estimated long-term returns with the returns on various investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar trusts sponsored by Nike Securities L.P. with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.

Trust performance may be compared to performance on a total return basis to data obtained from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

What are the Sponsor's Profits?


The Sponsor will receive a gross sales commission during the initial offering period equal to 4.25% of the Public Offering Price per Unit (equivalent to 4.301% and 4.306% of the net amount invested, exclusive of the deferred sales charge for Series 72 and Series 73, respectively) of the Trusts. Any reduced sales charge shall be the responsibility of the selling broker/dealers, banks or others, for discounts made available to purchasers as described in "Public Offering-How is the Public Offering Price Determined?" See "Public Offering-How are Units Distributed?" for information regarding additional concessions available to broker/dealers, banks or others. In addition, the Sponsor may be considered to have realized a profit or the Sponsor may be considered to have sustained a loss, as the case may be for a Trust, in the amount of any difference between the cost of the Securities to such Trust and the cost of such Securities to the Sponsor. See "Portfolio." During the initial offering period, broker/dealers, banks or others also may realize profits or sustain losses from the sale of Units or as a result of fluctuations after the Initial Date of Deposit in the offering prices of the Securities and hence in the Public Offering Price received by the broker/dealers, banks or others.



In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased (based on the bid prices of the Securities in a Trust) and the price at which Units are resold (which price is also based on the bid prices of the Securities in such Trust and includes a sales charge of 4.25%) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor.


Will There be a Secondary Market?

After the initial offering period, although it is not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously to offer to purchase Units at prices, subject to change at any time, based upon the aggregate bid price of the Securities in a Trust plus interest accrued to the date of settlement. To the extent that a secondary market is maintained during the initial offering period, the prices at which Units of the Trusts will be repurchased will be based upon the aggregate offering side evaluation of the Securities in the portfolio of a Trust. The aggregate bid prices of the underlying Securities in the Trusts, upon which the Sponsor's Repurchase Price and the Redemption Price are based, are expected to be less than the related aggregate offering prices (which is the evaluation method used during the initial public offering period). All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS UNITS, HE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. UNITS SUBJECT TO A DEFERRED SALES CHARGE WHICH ARE SOLD OR TENDERED FOR REDEMPTION PRIOR TO SUCH TIME AS THE ENTIRE DEFERRED SALES CHARGE ON SUCH UNITS HAS BEEN COLLECTED WILL BE ASSESSED THE AMOUNT OF THE REMAINING DEFERRED SALES CHARGE AT THE TIME OF SALE OR REDEMPTION.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of the Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issues and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred, and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Interest and Principal Distributed?

The terms of the Ginnie Maes provide for payment to the holders thereof (including the Trusts) on the fifteenth day of each month of amounts collected by or due to the issuers thereof with respect to the underlying mortgages during the preceding month, except for the first payment, which is not due until 45 days after the initial issue date of each Ginnie Mae. Interest from the Trusts, including moneys representing penalties for the failure to make timely payments on Securities or liquidated damages for default or breach of any condition or term of the Securities will be distributed on or shortly after the last day of each month on a pro rata basis to Unit holders of record as of the preceding Record Date. All distributions will be net of applicable expenses.

It is anticipated that the deferred sales charge will be collected from the proceeds received on principal distributions. However, to the extent that such amounts are insufficient to satisfy the then current deferred sales charge obligation, Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying Unit holders' deferred sales charge obligations.

During the Reinvestment Period, the pro rata share of cash in the Principal Account which has not been reinvested or committed for reinvestment will also be computed as of the first day of June and December and distributions to the Unit holders as of such Record Date will be made on June 30 and December 31. After the Reinvestment Period, the pro rata share of cash in the Principal Account will also be computed as of the first day of each month and distributions to the Unit holders as of such Record Date will be made on the last day of such month. Proceeds from the disposition of any of the Securities or amounts representing principal on the Securities received after such Record Date and prior to the following Distribution Date will be held in the Principal Account and not distributed until the next Distribution Date. The Trustee is not required to pay interest on funds held in the Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution shall equal at least $1.00 per 100 Units.

The Trustee will credit to the Interest Account all interest received by a Trust, including moneys representing penalties for the failure to make timely payments on Securities or liquidated damages for default or breach of any condition or term of the Securities and that part of the proceeds of any disposition of Securities which represents accrued interest. Other receipts will be credited to the Principal Account. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date after the purchase.

As of the first day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trusts. The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trusts. Amounts so withdrawn shall not be considered a part of the assets of a Trust until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee.

Record Dates for monthly distributions will be the first day of each month. Distributions will be made on the last day of such month. Distributions for an IRA, Keogh, pension fund or other tax-deferred retirement plan will not be sent to the individual Unit holder; these distributions will go directly to the custodian of the plan to avoid the penalties associated with premature withdrawals from such accounts.

What Reports Will Unit Holders Receive?


The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unit holder of record, a statement for their respective Trust as to (1) the Interest Account: interest received (including amounts representing interest received upon any disposition of Securities, penalties for the failure to make timely payments on Securities or liquidated damages for default or breach of any condition or term of the Securities), deductions for payment of applicable taxes and for fees and expenses of a Trust, redemption of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share per Unit outstanding on the last business day of such calendar year; (2) the Principal Account: the amount of principal on Securities, and the net proceeds received therefrom (excluding any portion representing interest), deduction for payment of applicable taxes and for fees and expenses of a Trust, redemptions of Units, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount per Unit; (3) the Securities held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; (5) the dollar amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated; and (6) such other information as the Trustee may deem appropriate. Unit holders of Units in uncertificated form shall receive no less frequently than once each year a dated written statement containing the name, address and taxpayer identification number, if any, of the registered owner, the number of Units registered in the name of the registered owner on the date of the statement and certain other information, that will be provided as required under applicable law.


In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his Units by tender to the Trustee at its unit investment trust office in the City of New York of the certificates representing the Units to be redeemed, or, in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day on which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be canceled. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

Accrued interest to the settlement date paid on redemption shall be withdrawn from the Interest Account or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Securities in a Trust, while the Public Offering Price of Units during the initial offering period will be determined on the basis of the offering price of the Securities, as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time) on the date any such determination is made. At the opening of business on the Initial Date of Deposit the Public Offering Price per Unit (which is based on the offering prices of the Securities in the Trust and includes the sales charge) exceeded the Unit value at which Units could have been redeemed (based upon the current bid prices of the Securities in each Trust) by the amount per Unit set forth in the "Summary of Essential Information." The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee on the basis of (1) the cash on hand in a Trust or moneys in the process of being collected, (2) the value of the Securities in a Trust based on the prices of the Securities and (3) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of a Trust and (b) the accrued expenses of a Trust. The Evaluator may determine the value of the Securities in a Trust (1) on the basis of current bid prices of the Securities obtained from dealers or brokers who customarily deal in securities comparable to those held by a Trust, (2) on the basis of bid prices for securities comparable to any securities for which bid prices are not available, (3) by determining the value of the Securities by appraisal, or (4) by any combination of the above. See "Public Offering-How is the Public Offering Price Determined?" for information with respect to the uncertainty during certain periods of each month of the precise amount of principal and accrued interest of the Ginnie Maes. The Redemption Price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption.


The difference between the bid and offering prices of such Securities may be expected to average 1/4 to 1/2 of 1% of the principal amount of such Securities. Therefore, the price at which Units may be redeemed could be less than the price paid by the Unit holder. At the opening of business on the Initial Date of Deposit the aggregate current offering price of such Securities exceeded the Redemption Price (based upon current bid prices of such Securities) by the aggregate amount and the amount per Unit indicated in the Portfolio for each Trust.


The Trustee is empowered to sell underlying Securities in order to make funds available for redemption. To the extent that Securities are sold, the size and diversity of a Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. Ginnie Maes are sold in minimum face amounts which range from $25,000 to $100,000. Due to the minimum principal amount in which Ginnie Maes may be required to be sold, the proceeds of such sales may exceed the amount necessary for payment of Units redeemed. Such excess proceeds will be placed in the Principal Account and eligible for reinvestment or for distribution pro rata to all remaining Unit holders of record.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practical, or for such other periods as the Securities and Exchange Commission may by order permit.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Securities be Removed from a Trust?

The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Securities in the event certain events occur that adversely affect the value of Securities including default in payment of interest or principal, default in payment of interest or principal of other obligations guaranteed or backed by the full faith and credit of the United States of America, institution of legal proceedings, default under other documents adversely affecting debt service, decline in price or the occurrence of other market or credit factors.

If any default in the payment of principal or interest on any Security occurs and if the Sponsor fails to instruct the Trustee to sell or to hold such Security within thirty days after notification by the Trustee to the Sponsor of such default, the Trustee may, in its discretion, sell the defaulted Security and not be liable for any depreciation or loss thereby incurred.

The Trustee is also empowered to sell, for the purpose of redeeming Units tendered by any Unit holder, and for the payment of expenses for which funds may not be available, such of the Securities in a list furnished by the Sponsor as the Trustee in its sole discretion may deem necessary. The Trustee may from time to time regain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trusts with respect to selling Securities from the Trusts. In acting in such capacity the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended. Except as stated under "The First Trust GNMA Reinvestment Income Trust-What is the First Trust GNMA Reinvestment Income Trust?", the acquisition by the Trusts of any securities other than the Securities initially deposited is prohibited.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?


Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined
Series, the FT Series (formerly known as The First Trust Special Situations Trust), The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds, The First Trust GNMA Reinvestment
Income Trust, Templeton Growth and Treasury Trust, Templeton Foreign
Fund & U.S. Treasury Securities Trust, and The Advantage Growth and Treasury Securities Trust. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor
Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1997, the total partners' capital of Nike Securities L.P.
was $11,724,071 (audited). (This paragraph relates only to the Sponsor and not to the Trusts or to any series thereof or to any other dealers. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)


Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate a Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is Securities Evaluation Service, Inc., 531 East Roosevelt Road, Suite 200, Wheaton, Illinois 60187. The Evaluator may resign or may be removed by the Sponsor and the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee), provided that the Indenture is not amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Securities initially deposited in a Trust, except for the substitution of Replacement Securities for Failed Securities or the purchase of additional Securities pursuant to the Indenture. In the event of any amendment, the Trustee is obligated to notify promptly all Unit holders of the substance of such amendment.


The Trusts may be liquidated at any time by consent of 100% of the Unit holders or by the Trustee when the principal amount of the Securities owned by a Trust as shown by any evaluation, is less than the lower of $2,000,000 or 40% of the total principal amount of the Securities initially deposited in such Trust, or in the event that Units not yet sold aggregating more than 60% of the Units initially deposited are tendered for redemption by the dealers or others, including the Sponsor. If a Trust is liquidated because of the redemption of unsold Units by the dealers or others, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Indenture will terminate upon the redemption, sale or other disposition of the last Security held thereunder, but in no event shall it continue beyond December 31, 2047. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders. Within a reasonable period after termination, the Trustee will sell any Securities remaining in a Trust, and, after paying all expenses and charges incurred by such Trust, will distribute to each Unit holder (including the Sponsor if it then holds any Units), upon surrender for cancellation of his Units, his pro rata share of the balances remaining in the Interest and Principal Accounts, all as provided in the Indenture.


Legal Opinions

The legality of the Units offered hereby will be passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, will act as counsel for the Trustee.

Experts

The statements of net assets, including the portfolios, of the Trusts at the opening of business on the Initial Date of Deposit, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                          The First Trust GNMA Reinvestment Income Trust,
                                                                Series 72



Special Information
Calculation of Estimated Net Annual Interest Income per Unit (1)
    Estimated Annual Interest (excluding the effect of premiums)                                         $   .8000
    Less: Estimated Annual Expense                                                                       $   .0254
    Estimated Net Annual Interest Income per Unit                                                        $   .7746
Estimated Daily Rate of Net Interest Accrual per Unit                                                    $   .0022
Estimated Current Return Based on Public Offering Price (2)                                                  7.31%
Estimated Long-Term Return Based on Public Offering Price (2)                                                6.62%
Estimated Average Life (3)                                                                               10.3 yrs.
CUSIP                                                                                                    30264P 599

________________

(1) Assumes delivery of all Securities; in the event that any contract for the purchase of Securities shall be delayed or not be completed, the Estimated Returns may be reduced.

(2) The Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee, Sponsor and Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated average life of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Unit of the Trust. Since the market values and estimated average lives of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the date and estimated amount of principal returned while the Estimated Current Return calculation includes only the Net Annual Interest Income and Public Offering Price. Neither rate reflects the true return to Unit holders which is lower because neither includes the effect of certain delays in distributions to Unit holders and includes an internal compounding rate that takes into account the premium coupon rate of the Securities. These figures are based on per Unit cash flows. Cash flows will vary with changes in fees and expenses, with the principal prepayment, principal reinvestment, redemption, maturity, exchange or sale of the underlying Securities and with changes in the average life assumptions of the GNMA pools. Estimated Cash Flows for this Trust are available upon request at no charge from the Sponsor.

(3) Estimated Average Life is calculated as described in "The First Trust GNMA Reinvestment Income Trust-What are Estimated Current Return and Estimated Long-Term Return?" and takes into consideration the reinvestment of principal during the life of the Reinvestment Period.


Trustee's Annual Fee       $.0092 per annum per Unit outstanding annually,
                           exclusive of expenses of the Trust, commencing
                           March 12, 1998.

Income Distributions

Estimated first distribution of $.0301 per Unit will be paid on April 30, 1998 to Unit holders of record on April 1, 1998 (The First General Record
Date). The estimated first distribution will consist entirely of interest.

Subsequent distributions will be paid on or shortly after the last day of each month to holders of record of Units on the first day of such month.

Principal Distributions

During the Reinvestment Period principal will be reinvested subject to certain exceptions. Principal not reinvested will be distributed on June 30 and December 31 of each year to all Unit holders of record on June 1 and December 1, respectively. After the Reinvestment Period, principal will be distributed with the income distributions described above.

No distributions need be made from the Principal Account if the balance therein is less than $1.00 per 100 Units.

                                                                Portfolio

                THE FIRST TRUST GNMA REINVESTMENT INCOME TRUST, SERIES 72
               At the Opening of Business on the Initial Date of Deposit-
                                                           March 12, 1998


Government National Mortgage Association, Modified Pass-Through
                Mortgage-Backed Securities


                                        Years of                Cost of             Cost of             Profit
Principal            Coupon             Stated                  Securities to       Secrities to        or (Loss)
Amount               Rate               Maturity                Sponsor (1)         Trust (2)           to Sponsor
_________           ______              ________                ____________        ____________        __________
$1,103,960          8.0%                2020 - 2022             $1,155,018          $1,155,708          $690
==========                                                      ==========          ==========          =====

______________

(1) All Securities on the Initial Date of Deposit are represented by the Sponsor's contracts to purchase such Securities. Such contracts were acquired by the Sponsor on March 11, 1998. Interest will begin accruing to the benefit of Unit holders from March 17, 1998, the First Settlement Date of the Trust.

(2) The cost of the Securities to the Trust represents the offering side evaluation of the Securities as determined by Securities Evaluation Service, Inc. The offering side evaluation is greater than the current bid side evaluation of the Securities which is the basis on which the Redemption Price per Unit is determined, less the deferred sales charge. The aggregate value based on the bid side evaluation at the opening of business on the Initial Date of Deposit was $1,155,018, which is $690 ($.00625 per Unit; .0625% of the aggregate principal amount) lower than the aggregate cost of the Securities to the Trust based on the offering side evaluation.

In addition to the information as to the GNMA fully modified pass- through mortgage-backed Securities set forth under "Portfolio" for Series 72, the Trustee will furnish Unit holders a statement listing the name of issuer, pool number, interest rate, maturity date and principal amount for each such Security in Series 72 upon written request.

                 The First Trust GNMA Reinvestment Income Trust,
                                                       Series 73



Special Information
Calculation of Estimated Net Annual Interest Income per Unit (1)
    Estimated Annual Interest (excluding the effect of premiums)                                         $   .9000
    Less: Estimated Annual Expense                                                                       $   .0254
    Estimated Net Annual Interest Income per Unit                                                        $   .8746
Estimated Daily Rate of Net Interest Accrual per Unit                                                    $   .0024
Estimated Current Return Based on Public Offering Price (2)                                                  7.93%
Estimated Long-Term Return Based on Public Offering Price (2)                                                6.90%
Estimated Average Life (3)                                                                                9.3 yrs.
CUSIP                                                                                                    30264P 607

________________

(1) Assumes delivery of all Securities; in the event that any contract for the purchase of Securities shall be delayed or not be completed, the Estimated Returns may be reduced.

(2) The Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee, Sponsor and Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated average life of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Unit of the Trust. Since the market values and estimated average lives of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the date and estimated amount of principal returned while the Estimated Current Return calculation includes only the Net Annual Interest Income and Public Offering Price. Neither rate reflects the true return to Unit holders which is lower because neither includes the effect of certain delays in distributions to Unit holders and includes an internal compounding rate that takes into account the premium coupon rate of the Securities. These figures are based on per Unit cash flows. Cash flows will vary with changes in fees and expenses, with the principal prepayment, principal reinvestment, redemption, maturity, exchange or sale of the underlying Securities and with changes in the average life assumptions of the GNMA pools. Estimated Cash Flows for this Trust are available upon request at no charge from the Sponsor.

(3) Estimated Average Life is calculated as described in "The First Trust GNMA Reinvestment Income Trust-What are Estimated Current Return and Estimated Long-Term Return?" and takes into consideration the reinvestment of principal during the life of the Reinvestment Period.


Trustee's Annual Fee      $.0092 per annum per Unit outstanding annually,
                          exclusive of expenses of the Trust, commencing
                          March 12, 1998.

Income Distributions

Estimated first distribution of $.0340 per Unit will be paid on April 30, 1998 to Unit holders of record on April 1, 1998 (The First General Record
Date). The estimated first distribution will consist entirely of interest.

Subsequent distributions will be paid on or shortly after the last day of each month to holders of record of Units on the first day of such month.

Principal Distributions

During the Reinvestment Period principal will be reinvested subject to certain exceptions. Principal not reinvested will be distributed on June 30 and December 31 of each year to all Unit holders of record on June 1 and December 1, respectively. After the Reinvestment Period, principal will be distributed with the income distributions described above.

No distributions need be made from the Principal Account if the balance therein is less than $1.00 per 100 Units.

                                                                Portfolio

                THE FIRST TRUST GNMA REINVESTMENT INCOME TRUST, SERIES 73
               At the Opening of Business on the Initial Date of Deposit-
                                                           March 12, 1998


Government National Mortgage Association, Modified Pass-Through
                      Mortgage-Backed Securities


                                        Years of                Cost of             Cost of             Profit
Principal            Coupon             Stated                  Securities to       Secrities to        or (Loss)
Amount               Rate               Maturity                Sponsor (1)         Trust (2)           to Sponsor
_________           ______              ________                ____________        ____________        __________
$1,063,594          9.0%                2016 - 2018             $1,154,000          $1,157,323          $3,323
==========                                                      ==========          ==========          ======

______________

(1) All Securities on the Initial Date of Deposit are represented by the Sponsor's contracts to purchase such Securities. Such contracts were acquired by the Sponsor on March 11, 1998. Interest will begin accruing to the benefit of Unit holders from March 17, 1998, the First Settlement Date of the Trust.

(2) The cost of the Securities to the Trust represents the offering side evaluation of the Securities as determined by Securities Evaluation Service, Inc. The offering side evaluation is greater than the current bid side evaluation of the Securities which is the basis on which the Redemption Price per Unit is determined, less the deferred sales charge. The aggregate value based on the bid side evaluation at the opening of business on the Initial Date of Deposit was $1,156,659, which is $664 ($.00624 per Unit; .0624% of the aggregate principal amount) lower than the aggregate cost of the Securities to the Trust based on the offering side evaluation.

In addition to the information as to the GNMA fully modified pass- through mortgage-backed Securities set forth under "Portfolio" for Series 73, the Trustee will furnish Unit holders a statement listing the name of issuer, pool number, interest rate, maturity date and principal amount for each such Security in Series 73 upon written request.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
THE FIRST TRUST GNMA REINVESTMENT INCOME TRUST, Series 72 and Series 73


We have audited the accompanying statements of net assets, including the portfolios, of The First Trust GNMA Reinvestment Income Trust, Series 72 and Series 73 (the "Trusts") as of the opening of business on March 12, 1998. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts at the opening of business on March 12, 1998. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of The First Trust GNMA Reinvestment Income Trust, Series 72 and Series 73 at the opening of business on March 12, 1998 in conformity with generally accepted accounting principles.


                                ERNST & YOUNG LLP


Chicago, Illinois
March 12, 1998

                                                 Statements of Net Assets

                                               At the Opening of Business
                           On the Initial Date of Deposit- March 12, 1998


                                                                                     The First Trust     The First Trust
                                                                                     GNMA                GNMA
                                                                                     Reinvestment        Reinvestment
                                                                                     Income              Income
                                                                                     Trust,              Trust,
                                                                                     Series 72           Series 73
                                                                                     ________________    ________________
NET ASSETS
Delivery statements relating to Sponsor's contracts
     to purchase Securities (1) (2)                                                  $1,155,708          $1,157,323
Accrued interest on underlying Securities (2) (3)                                         2,699               2,925
Organizational and offering costs (4)                                                    50,000              50,000
                                                                                     __________          __________
                                                                                      1,208,407           1,210,248
Less accrued organizational and offering costs (4)                                      (50,000)            (50,000)
Less distributions payable (3)                                                           (2,699)             (2,925)
Less liability for deferred sales charge (5)                                            (35,879)            (34,567)
                                                                                     __________          __________
Net assets                                                                           $1,119,829          $1,122,756
                                                                                     ==========          ==========
Outstanding Units of fractional undivided interest                                      110,396             106,359

ANALYSIS OF NET ASSETS
Cost to investors (6)                                                                $1,169,534          $1,172,591
Less gross underwriting commissions (6)                                                  49,705              49,835
                                                                                     __________          __________
Net assets                                                                           $1,119,829          $1,122,756
                                                                                     ==========          ==========

                    NOTES TO STATEMENTS OF NET ASSETS

(1) The aggregate offering price of the Securities listed under "Portfolio" for each Trust on the Initial Date of Deposit herein and their cost to such Trust are the same. The offering prices shown above have been determined by Securities Evaluation Service, Inc., certain shareholders of which are officers of the Sponsor.

(2) Pursuant to delivery statements relating to contracts to purchase Securities, an irrevocable letter of credit totaling $2,500,000, which has been allocated among each of the two Trusts, has been deposited with the Trustee as collateral. The amount of available letter of credit and the amount expected to be utilized for the Trusts is shown below. The amount expected to be utilized is (a) the cost to the applicable Trust of the principal amount of the Securities to be purchased, (b) accrued interest on those Securities to the Initial Date of Deposit and (c) accrued interest on those Securities from the Initial Date of Deposit to the expected dates of delivery of the Securities.


                                                                                                 Accrued        Accrued
                                                                                  Aggregate      Interest to    Interest to
                                                    Letter of Credit              Offering       Initial        Expected
                                                                  To be           Price of       Date of        Date of
                                                Allocated         Utilized        Securities     Deposit        Delivery
                                                _________         ________        __________     ___________    __________
The First Trust GNMA Reinvestment
  Income Trust, Series 72                       $1,250,000        $1,160,124      $1,155,708     $2,699         $1,717
The First Trust GNMA Reinvestment
  Income Trust, Series 73                       $1,250,000        $1,162,109      $1,157,323     $2,925         $1,861



(3) The Trustee will advance to the Trusts the amount of accrued interest to March 17, 1998, the First Settlement Date of the Trusts, for distribution to the Sponsor as the Unit holder of record.



(4) Each Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed five years from the Initial Date of Deposit. The estimated organizational and offering costs are based on 5,000,000 Units of each Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.



(5) Represents the amount of mandatory distributions from the Trusts ($.325 per Unit), payable to the Sponsor in five equal monthly installments beginning on March 19, 1999, and on the twentieth business day of each month thereafter(or if such day is not a business day, on the preceding business day) through July 20, 1999. If Units are redeemed prior to July 20, 1999, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.



(6) The aggregate cost to investors includes a sales charge computed at the rate of 4.25% of the Public Offering Price (equivalent to 4.301% and 4.306% of the net amount invested, exclusive of the deferred sales charge for Series 72 and Series 73, respectively), assuming no reduction of sales charge as set forth under "Public Offering-How is the Public Offering Price Determined?"


                DESCRIPTION OF STANDARD & POOR'S RATING*

A Standard & Poor's rating on the units of an investment trust (hereinafter referred to collectively as "units" and "trust") is a current assessment of creditworthiness with respect to the investments held by such trust. This assessment takes into consideration the financial capacity of the issuers and of any guarantors, insurers, lessees or mortgagors with respect to such investments. The assessment, however, does not take into account the extent to which trust expenses or portfolio asset sales for less than the trust's purchase price will reduce payment to the Unit holder of the interest and principal required to be paid on the portfolio assets. In addition, the rating is not a recommendation to purchase, sell, or hold units, inasmuch as the rating does not comment as to market price of the units or suitability for a particular investor.

Trusts rated "AAA" are composed exclusively of assets that are rated "AAA" by Standard & Poor's or, have, in the opinion of Standard & Poor's, credit characteristics comparable to assets rated "AAA," or certain short-term investments. Standard & Poor's defines its "AAA" rating for such assets as the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is very strong.

* As described by Standard & Poor's.

CONTENTS:

Summary of Essential Information
The First Trust GNMA Reinvestment Income Trust:           3
What is the First Trust GNMA Reinvestment
   Income Trust?                                          6
   Risk Factors                                           7
   What is the Rating of the Units?                      12
   What are Estimated Current Return and
      Estimated Long-Term Return?                        12
   How is Accrued Interest Treated?                      13
   What are the Expenses and Charges?                    14
   What is the Tax Status of Unit Holders?               15
   Are Investments in the Trusts
      Eligible for Retirement Plans?                     17
   How Can Distributions to Unit Holders be
      Reinvested?                                        18
Public Offering:
   How is the Public Offering Price Determined?          18
   How are Units Distributed?                            21
   What are the Sponsor's Profits?                       22
   Will There be a Secondary Market?                     22
Rights of Unit Holders:
   How is Evidence of Ownership Issued and
      Transferred?                                       22
   How are Interest and Principal Distributed?           23
   What Reports Will Unit Holders Receive?               24
   How May Units be Redeemed?                            24
   How May Units be Purchased by the Sponsor?            25
   How May Securities be Removed from the Trusts?        26
Information as to Sponsor, Trustee and Evaluator:
   Who is the Sponsor?                                   26
   Who is the Trustee?                                   26
   Limitations on Liabilities of Sponsor and Trustee     27
   Who is the Evaluator?                                 27
Other Information:
   How May the Indenture be Amended or
      Terminated?                                        28
   Legal Opinions                                        28
   Experts                                               28
The First Trust GNMA Reinvestment Income Trust,
   Series 72                                             29
      Portfolio                                          30
The First Trust GNMA Reinvestment Income Trust,
   Series 73                                             31
      Portfolio                                          32
Report of Independent Auditors                           33
Statements of Net Assets                                 34
Description of Standard & Poor's Rating                  35

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                    FIRST TRUST (registered trademark)


                                  GNMA
                        REINVESTMENT INCOME TRUST
                         SERIES 72 and SERIES 73


                    First Trust (registered trademark)
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520


                             March 12, 1998


                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

               CONTENTS OF REGISTRATION STATEMENT

Item A.Bonding arrangements of Depositor:

       Nike  Securities  L.P. is covered by a  Brokers'  Fidelity
       Bond, in the total amount of $500,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

Item B.This Registration Statement on Form S-6 comprises the following papers and documents:

       The facing sheet

       The Cross-Reference Sheet

       The Prospectus

       The signatures

       Exhibits



                               S-1
                           SIGNATURES

     The Registrant, The First Trust GNMA Reinvestment Income Trust, Series 72 and Series 73 hereby identifies Series 8 of The First Trust GNMA, The First Trust Combined Series 248, The First Trust GNMA Reinvestment Income Trust, Series 68 and The First Trust Special Situations Trust, Series 18 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3)   that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust GNMA Reinvestment Income Trust, Series 72 and Series 73 has duly caused this Amendment of Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on March 12, 1998.

                              THE FIRST TRUST GNMA REINVESTMENT
                                INCOME TRUST, SERIES 72 AND
                                SEREIS 73

                              By:     NIKE SECURITIES L.P.
                                        (Depositor)


                              By      Robert M. Porcellino
                                      Vice President





                              S-2

     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:

        NAME                  TITLE*                   DATE

Robert D. Van Kampen   Director            )
                       of Nike Securities  )
                       Corporation, the    )  March 12, 1998
                       General Partner of  )
                       Nike Securities L.P.)
                                           )
                                           )
David J. Allen         Director of Nike    ) Robert M. Porcellino
                       Securities          )   Attorney-in-Fact**
                       Corporation, the    )
                       General Partner of  )
                       Nike Securities L.P.



* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.


                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference to our firm under the caption "Experts" and to the use of our report dated March 12, 1998 in Amendment No. 1 to the Registration Statement (Form S-6) (File No. 333-19385) and related Prospectus of The First Trust GNMA Reinvestment Income Trust, Series 72 and Series 73.




                                             ERNST & YOUNG LLP


Chicago, Illinois
March 12, 1998


                       CONSENT OF COUNSEL

     The consent of counsel are contained in their respective opinions filed by this amendment as Exhibits 3.1 and 3.4 to the Registration Statement.


         CONSENT OF SECURITIES EVALUATION SERVICE, INC.

     The consent of Securities Evaluation Service, Inc. to the use of its name in the Prospectus included in the Registration
Statement is filed as Exhibit 4.1 to the Registration Statement

CONSENT OF STANDARD & POOR'S RATINGS SERVICES, A DIVISION OF THE
                   McGRAW-HILL COMPANIES, INC.

The consent of Standard & Poor's Ratings Services, A Division of the McGraw-Hill Companies, Inc. to the use of its name in the Prospectus included in the Registration Statement is filed as
Exhibit 4.2 to the Registration Statement.


                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust GNMA, Series 62 and subsequent Series, effective December 19, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as
       Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-44532] filed on behalf of The First Trust GNMA, Series 62).

1.1.1 Form of Trust Agreement for Series 72 and Series 73 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank (National Association), as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement   of  Nike  Securities  L.P.  (incorporated   by
       reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18)

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6    Underwriter   Agreement  (incorporated  by  reference   to
       Amendment No. 1 to Form S-6 [File No. 33-43289] filed on behalf of The First Trust Combined Series 145).



                               S-5

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

3.1 Opinion of counsel as to legality of securities being registered.

3.4    Opinion of counsel as to advancement of funds by Trustee.

4.1    Consent of Securities Evaluation Service, Inc.

4.2 Consent of Standard & Poor's Ratings Services, A Division of the McGraw-Hill Companies, Inc.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).

                               S-6